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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Bon-Ton Stores, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	Page	2	of	7 Pages
SCHEDULE 13G

1	NAMES OF REPORTING PERSONS: HENRY F. MILLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,332,978

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,332,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,332,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	Page	3	of	7 Pages
SCHEDULE 13G
Item 1(a). Name of Issuer:
The Bon-Ton Stores, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2801 E. Market Street
York, PA 17402
Item 2(a). Name of Person Filing:
Henry F. Miller
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
09776J 10 1
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No.	09776J 10 1	Page	4	of	7 Pages
SCHEDULE 13G
(d) ☐	Investment Company registered under Section 8 of the Investment Company Exchange Act;

(e) ☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i) ☐	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned: 1,332,978

(b)	Percent of Class: 7.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,332,978

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,332,978
     As of December 31, 2006, Henry F. Miller beneficially owns 1,332,978 shares of the Issuer’s Common Stock, $.01 par value (“Common Stock”), representing 7.7% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Specifically, Mr. Miller beneficially owns (i) 63,454 shares of Common Stock and 545,237 shares of the Issuer’s Class A Common Stock, $.01 par value (“Class A Common Stock”), in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the “1989 Trusts”), (ii) 24,950 shares of Common Stock in his capacity as co-trustee of three trusts created under an Indenture of Trust of M.

CUSIP No.	09776J 10 1	Page	5	of	7 Pages
SCHEDULE 13G
Thomas Grumbacher dated June 21, 1993 (the “1993 Trusts”), and (iii) 179,937 shares of Common Stock in his capacity as co-trustee under the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I Trust”), (iv) 236,024 shares of Common Stock in his capacity as co-trustee under the M. Thomas Grumbacher 2005 Annuity Trust II (the “2005-II Trust”), and (v) 106,603 shares of Common Stock in his capacity as co-trustee under the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 Trust”). Each of the 1989 Trusts and the 1993 Trusts was created for the benefit of one of Mr. Grumbacher’s three adult children. Mr. Grumbacher is the sole current beneficiary of each of the 2005-I Trust, the 2005-II Trust, and the 2006 Trust.
     Mr. Miller also beneficially owns 176,773 shares of Common Stock in his capacity as a director of a charitable foundation (the “Foundation”) which owns 176,773 shares of Common Stock.
     Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of the shares of Class A Common Stock listed above, Mr. Miller has the shared power to vote and to dispose of, or to direct the vote and disposal of, 1,332,978 shares of Common Stock.
     Mr. Miller disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock listed above.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The 1989 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Mr. Miller is co-trustee of each of the 1989 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with co-trustees David R. Glyn and Michael L. Gleim.
     The 1993 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Mr. Miller is co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with co-trustees David R. Glyn and Michael L. Gleim.

CUSIP No.	09776J 10 1	Page	6	of	7 Pages
SCHEDULE 13G
     Each of the 2005-I Trust, the 2005-II Trust and 2006 Trust has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Mr. Miller is the co-trustee of each of the 2005-I Trust, 2005-II Trust and 2006 Trust and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with co-trustee Michael L. Gleim.
     The Foundation also has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Mr. Miller is one of four directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, M. Thomas Grumbacher, Nancy T. Grumbacher and Michael L. Gleim.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	09776J 10 1	Page	7	of	7 Pages
SCHEDULE 13G
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
(Date)

/s/ Henry F. Miller (Signature)

Henry F. Miller
(Name/Title)